SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           National Insurance Group
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   636525107
                                (CUSIP Number)

                                Mark A. Speizer
                       395 Oyster Point Blvd., Suite 500
                      South San Francisco, CA 94080-1933
                                (415) 872-6772
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 14, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
 box   [ ].

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
 CUSIP No. 636525107                                         Page 2 of 5 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Mark A. Speizer

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 _________________________________________________________________

 3         SEC USE ONLY

 _________________________________________________________________

 4         Source Of Funds
                  00

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  United States

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  1,945,968

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  7,200

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  1,945,968

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  7,200

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  1,953,168

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  49.2%

 14        Type Of Reporting Person
                  IN

 Items 2, 3, 4, 6 and 7 of the Statement on Schedule 13D, as amended (the "Schedule 13D") filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Mark A. Speizer relating to the Common Stock ("Common Stock") of National Insurance Group, a California corporation (the "Company"), are hereby amended by adding to such items the information set forth below. Item 5 of the Schedule 13D is hereby amended in full to read as set forth below. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Schedule 13D. This filing is made promptly after April 14, 1997, the date upon which it was determined that no further regulatory approvals were required for the transactions disclosed in this filing.


 ITEM 2.  IDENTITY AND BACKGROUND

 Mr. Speizer's principal business address is 395 Oyster Point Boulevard, Suite 500, South San Francisco, California 94080-1933. Mr. Speizer is the Chairman of the Board of Directors and Chief Executive Officer of the Company.


 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Mr. Speizer and Arabella have agreed that Arabella will accept as payment in full of the obligations owing by Mr. Speizer to Arabella under the Arabella Note on the payment date thereof, which shall be not later than June 30, 1997, the sum of $2,000,000 in cash and 300,000 shares of Common Stock. Such number of shares may be adjusted for any stock splits, stock dividends or other adjustments with respect to the Common Stock prior to such payment date. Mr. Speizer and Arabella have agreed that the value of such payment by Mr. Speizer is equal to the amount of such obligations owing under the Arabella Note. On April 14, 1997, it was determined that no further regulatory approvals were required for such transaction.


 ITEM 4.  PURPOSE OF TRANSACTION

 On April 14, 1997, it was determined that no further regulatory approvals were required for the transactions described below. Pursuant to the Purchase and Sale Agreement between Mr. Speizer and Scorpion Acquisition LLC, a Delaware limited liability company ("Scorpion LLC") dated February 27, 1997 (the "Purchase Agreement"), Scorpion LLC has agreed to sell, and Mr. Speizer has agreed to purchase, all of the rights and interests conveyed by Mr. Speizer to Scorpion, LLC under the Term Sheet (the "Rights"). The closing of such transaction is scheduled to take place not later than June 30, 1997. In consideration for Scorpion LLC's sale of the Rights to Mr. Speizer, Mr. Speizer will pay to Scorpion LLC an amount equal to the greater of $4,000,000 or 50% of the notional profits that would have been earned on a notional 924,000 shares of Common Stock with a notional cost of $7.75 per share, each subject to certain defined adjustments. Profits are determined by reference to the average closing price of Common Stock (and the average closing price of securities other than Common Stock paid by dividend, spin-off or otherwise on Common Stock ["Distributed Stock"]) during the fifteen business days preceding and the fifteen business days following June 30, 2002, or if Scorpion LLC has made an election permitted under the Purchase Agreement, that date between January 1, 2000 and June 30, 2002 that is so elected. Mr. Speizer may pay the purchase price in cash or in shares of Common Stock or Distributed Stock, subject to having received any necessary approvals or exemptions from the California Insurance Commissioner as may be required by statute or regulation.

 The transactions under the Purchase Agreement are specifically conditioned upon the parties having received the necessary approvals or exceptions from the California Insurance Commissioner as may be required by statute or regulation. Mr. Speizer has advised the Commissioner of the transactions.
 It was determined on April 14, 1997, that no further regulatory approvals were required for the transactions.

 See Item 3 above for a description of the proposed transfer by Mr. Speizer of shares of Common Stock to Arabella in partial payment of the Arabella Note.

 Mr. Speizer has been advised that two existing members of the Board of Directors of the Company will not stand for re-election at the next annual meeting of shareholders, and is considering plans to propose other candidates to fill their vacancies.

 Subject to the foregoing, Mr. Speizer intends to review on a continuing basis his investment in the Common Stock of the Company and may, subject to the continuing evaluation of the factors discussed herein, acquire or dispose from time to time additional shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, Mr. Speizer may, from time to time, retain or sell all or a portion of his holdings of the shares in the open market or in privately negotiated transactions. Any action that he might undertake with respect to the shares will be dependent upon his individual review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

            Although the foregoing reflects activities currently contemplated by Mr. Speizer with respect to the Company, the foregoing is subject to change by Mr. Speizer at any time, and there can be no assurance that he will purchase or dispose of additional shares or take any of the other actions referred to above. Except as set forth above, Mr. Speizer has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) in Item 4 of Schedule 13D.


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 Mr. Speizer is the beneficial owner of 1,953,168 shares (49.2%) of the Company's outstanding Common Stock (the "Speizer Shares"), which includes the 300,000 shares of Common Stock which Mr. Speizer has agreed to transfer to Arabella, as described in item 2 above. Of the foregoing, 71,459 are shares Mr. Speizer may acquire by exercise of certain options, which are fully vested and may be exercised at any time. 2,400 of the Speizer Shares are owned by Mr. Speizer's wife, Linda Speizer, and 2,400 of the Speizer Shares are owned by each of Mr. Speizer's two daughters (Stacey M. Speizer and Stephanie L. Speizer), for a total of 7,200 shares. Mr. Speizer disclaims any beneficial ownership of those 7,200 shares. Mr. Speizer has sole dispositive and voting power as to 1,945,968 of the Speizer Shares and may be considered to have shared dispositive and voting power with his wife and daughters, as applicable, as to 7,200 of the Speizer Shares.

 Of the Speizer Shares, the following amounts have been pledged; (i) 436,614 to the Pacific Bank, (ii) 200,000 to The Commercial Bank of San Francisco, and
 (iii) 1,224,295 to the Sellers in connection with the Stock Purchase
 Agreement.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            See Items 3 and 4 above for a description of the proposed transfer by Mr. Speizer of shares of Common Stock to Arabella in partial payment of the Arabella Note, and the Purchase and Sale Agreement.


 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      1.    Purchase and Sale Agreement

      2.    Letter Agreement between Arabella and Mr. Speizer


 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: April 17, 1997


 /s/  Mark A. Speizer

 Mark A. Speizer